UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35585 / May 13, 2025

In the Matter of:

Aether Infrastructure & Natural Resources Fund
Aether Investment Partners, LLC
Aether Real Assets II, L.P.
Aether Real Assets III, L.P.
Aether Real Assets III Surplus, L.P.
Aether Real Assets IV, L.P.
Aether Real Assets V, L.P.
Aether Real Assets Co-Investment I, L.P.
Aether Real Assets Seed Partners I, L.P.
Aether Real Assets SONJ Fund, L.P.

1900 Sixteenth Street, Suite 825
Denver, CO 80202

812-15749

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Aether Infrastructure & Natural Resources Fund, et al. filed an application on April 9, 2025,
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain registered closed-end management investment companies and business
development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On April 17, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35541). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.